

Mail Stop 4561

March 1, 2010

Mrs. Maureen F. Cotton
President
Private Secretary, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Private Secretary, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 11, 2010**
> **File No. 333-156421**

Dear Mrs. Cotton:

We have reviewed your amended filing and have the following comments.

<u>General</u>

1.   We refer to your legality opinion dated August 3, 2009. Please provide an updated opinion of counsel as to the legality of the securities being registered pursuant to Item 601(b)(5) of Regulation S-K that is dated closer to the time of desired effectiveness.

<u>Financial Statements, page 23</u>

2.   Please amend your registration statement to provide updated financial statements in accordance with Rule 8-08 of Regulation S-X.

* * * * *

Please direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3457. If you have any further questions, you may direct them to Barbara C. Jacobs, Assistant Director, at (202) 551-3735

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (206) 260-0111
        Thomas E. Puzzo, Esq.
        Law Office of Thomas E. Puzzo, PLLC